

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 1, 2016

Via E-Mail
Steve Kronengold, Adv.
SRK Kronengold Law Offices
7 Oppenheimer St.
Rehovot 76701, Israel

Re: Metalink Ltd.
Amended Schedule TO-T filed January 28, 2016 by Top Alpha Capital S.M. Ltd.
SEC File No. 005-60529

Dear Mr. Kronengold:

We have reviewed your filings and have the following comments.

Offer to Purchase

1. We note your response to prior comment 5. We disagree with your legal analysis and we reissue the comment. Please revise the terms of your offer or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the bidders are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the bidders acknowledging that:

- the bidder is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203.

Sincerely,

/s/ Daniel F. Duchovny

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions